Continental study

One out of Four German Motorists Thinking about Buying a Hybrid Vehicle

Economic considerations in forefront – International automotive supplier Continental presents representative opinion poll – Well poised for boom

Hanover/Geneva, March 6, 2007. One out of every four German motorist is considering buying a hybrid. The cost advantage easily heads the list of reasons for doing so, especially less money spent at the pump. Out-and-out environmental aspects play a more minor role. Tax incentives would very positively impact the purchase decision. These are the most significant results of a representative opinion survey among German motorists commissioned by Continental AG. The international automotive supplier will present the study results at the Geneva Motor Show on March 6.

"There definitely is a market. And it is steadily growing. We're bringing the right products at the right time," notes Dr. Karl-Thomas Neumann, chairman of the management board of Continental's Automotive Systems division and member of the Executive Board of Continental AG. "International market studies forecast rapid growth to two million hybrid vehicles and more annually after 2012. We shall be participating in this boom insofar as, together with our cooperation partner ZF Friedrichshafen AG, we can offer complete solutions up to and including electric brakes and the related software integration from just one source."

At the end of last year – and thus before the current discussion about CO_2 pollution got under way – the opinion research institute TNS/Infratest, at Continental AG's request, surveyed 1,000 German motorists on the topic of hybrid drive technology. More than three-fourths of those interviewed had already heard about this technology, although only a third was capable of coming anywhere near describing it. On the whole, women are less knowledgeable of the details, although once they are explained to them they are much more open to the idea.

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90 percent of those surveyed assume that fuel consumption will be less than with conventional drive technologies. The anticipated fuel savings work out, on average, to around 25 percent. Two thirds of those responding reckon with a higher initial outlay – in the order of EUR3,919 on average – than for a car with a conventional drive system. Half of the motorists cited as "interesting" a hybrid system with lower fuel consumption and better acceleration. For such a hybrid, those surveyed would be prepared to shell out an extra EUR2,805 on average.

Neumann pointed out that with a modular system for power electronics, Continental's Automotive Systems division creates synergies between hybrid systems of different performance classes. The special component system enables the auto industry to market hybrids of varying sizes and performance levels with no loss of time and at attractive prices.

In closing he let it be known that Continental has commissioned TNS/Infratest to conduct a repetition of the survey. The comparative data so obtained will bring to light any shifts in opinion topography as may have triggered by the discussion on climatic change and CO_2 emissions that has come up since the initial survey data was gathered. The automotive supplier will present the latest results in May.

The Continental Corporation is a leading automotive supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2006 the corporation realized sales of EUR 14.9 billion. It currently has a worldwide workforce of around 85,000 employees.

Hannes Boekhoff
Head of Press
Continental AG
Vahrenwalder Straße 9
30165 Hannover
Ph.: +49 511 938-1278
Fax +49 511 938-1055
E-mail: prkonzern@conti.de

Media database on the internet: www.conti-online.com

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